January 16, 2008
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Ms. Jennifer Gowetski, Attorney-Advisor

Re:	Eaton Corporation Definitive 14A Proxy Statement Filed on March 16, 2007 File Number 001-01396
Dear Ms. Gowetski:
Eaton Corporation, an Ohio corporation (“we,” “us,” “our” or the “Company”), is submitting this letter in response to the additional comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated January 4, 2008 (the “Supplemental Comment Letter”) with respect to the Company’s definitive proxy statement on Schedule 14A filed March 16, 2007 (the “Proxy Statement”).
Below is the Company’s response to the comment presented in the Supplemental Comment Letter. For the convenience of the Staff, we have repeated the comment before our response.
1.	We note your responses to comments nos. 3 and 4. With respect to the targets and individual objectives to be excluded, please provide on a supplemental basis a more detailed analysis of why you believe that disclosure of each target and individual goal would result in competitive harm. For example, for each named executive officer, please specify his or her targets and provide a more detailed explanation of how disclosure of those targets would cause you competitive harm, including an explanation of how the specific competitive advantage would be attained through disclosure of these performance objectives. In addition, please clarify how the earnings per share target differs from the earnings per share growth that has been publicly shared with investors and financial analysts.
Response:
On page 5 of our response letter dated November 19, 2007 (the “Initial Response”), in response to Comment No. 3, we provided several illustrative examples of the types of business group-specific metrics and non-financially-oriented subjective factors that were used to establish the performance objectives for our named executive officers. While there is no absolute formula used in this

January 16, 2008
rating process, the individual executive’s actual performance against these annual objectives heavily impacts the individual performance ratings established by the Compensation and Organization Committee of the Board of Directors (the “Committee”) that are used to determine awards under the Company’s annual cash incentive compensation plan. While our Initial Response did not provide a comprehensive list of the individual performance objectives that were applied to each of the named executive officers in 2006, we are setting this information out below to explain why its disclosure — with all the actual embedded performance targets for each executive - would not be practical or helpful to investors, but would cause the Company significant competitive harm.
In 2006, in preparing the recommended individual performance ratings for each named executive officer who reports to him, our Chairman and Chief Executive Officer reviewed each individual Senior Vice President and Group President’s performance in four basic operations-oriented performance categories (which impact approximately 75% of the final recommended performance rating for each executive other than our Executive Vice President and Chief Financial and Planning Officer whose performance objectives are discussed separately below):
•	Success in achieving the annual financial plan for each of their respective businesses.

•	Success in achieving specific growth goals which, depending upon the executive’s specific businesses, would include a number of measures such as those listed below:
○	outgrowing the end markets by a targeted percentage,

○	accelerating the pace and effectiveness of new product and technology development,

○	achieving a targeted level of sales increases from new bookings with identified growth accounts,

○	increasing aftermarket and service revenues,

○	growing sales by a targeted percentage in selected regions, and

○	increasing incremental sales by a targeted dollar level from new acquisitions and/or joint ventures.
•	Success in achieving specific operational excellence goals which, depending upon the executive’s specific businesses, would include a number of measures such as those listed below:
○	utilizing value management tools to achieve improved profitability for key products,

○	achieving a targeted percentage reduction in our supplier base and reducing logistics costs,

○	achieving a targeted dollar level of additional global material sourcing,

○	achieving a targeted level of improvement in supplier productivity,

○	driving lean manufacturing system achievement in facilities,

January 16, 2008
○	achieving targeted deployment of the Eaton Quality Process,

○	achieving targeted percentage improvements in safety performance and greenhouse gas emissions,

○	achieving the time-phased integration plans for acquisitions and joint ventures,

○	achieving profitability increase targets in selected regions, and

○	meeting the implementation schedule for the Eaton Business Excellence Assessment process.
•	Success in building organizational capacity which would include such objectives as
○	reinforcing Eaton’s overall “Doing Business Right” philosophy through stronger prevention and training,

○	ensuring that all eligible employees in his business units received a full performance appraisal using the Company’s standard process,

○	completing the annual Sarbanes-Oakley Section 404 assessment and compliance requirements,

○	ensuring their business units have assessed and implemented effective action plans targeted at the top issues highlighted in the previous annual global employee survey,

○	achieving progress on diversity objectives, and

○	increasing the leadership capability of the Company by demonstrated progress on talent upgrades, implementing more effective organization structures and succession management plans.
In addition to these operations-oriented performance objectives, three of our named executive officers (Messrs. Arnold, Carson and Sweetnam) also had responsibility for leading one or more corporate and/or regional staff functions. Their actual performance against the objectives set for these staff functions impacted approximately 25% of their final recommended performance rating. For 2006, these objectives included:
•	Corporate Marketing objectives, such as (a) achieving targeted bookings with identified growth accounts, (b) completion of the “Customer Relations Assessment” survey and (c) success in recruiting key leaders in Asia and Europe.

•	Corporate technology objectives, such as (a) completing the ramp-up of the India Engineering Center and (b) meeting new technology program timetables.

•	Environmental, Health and Safety objectives, such as (a) improving overall corporate safety results by a targeted percentage, (b) overall reduction in the Company’s greenhouse gases, and (c) the implementation of the Company’s standard environmental health and safety standards process.

January 16, 2008
•	Asia Pacific Regional Management objectives, such as (a) targeted growth in Asia Pacific revenues, (b) establishment and leadership of a Company steering committee in India, (c) completion of the new India headquarters facility and (d) completion of a key site selection process in China.

•	Europe Regional Management objectives, such as (a) completion of the European headquarters startup and staffing plans and (b) completion of a study exploring further Eastern Europe and Russian business opportunities.

•	Latin America Management objectives, such as (a) success in opening a new Latin American headquarters in Mexico City and (b) management support for the Excel 07 and acquisition integration relocations.
In preparing the recommended individual performance rating for Mr. Fearon, our Executive Vice President and Chief Financial and Planning Officer, our Chairman and Chief Executive Officer took into consideration the following:
•	Success in achieving the annual financial plan.

•	Success in helping to drive value creating growth through leading the development of the overall corporate strategy and identifying and completing significant acquisition and joint venture projects.

•	Success in achieving operational excellence goals, which included such objectives as:
○	achieving improved efficiency and effectiveness in the Company’s information technology function,

○	completing a new data center strategy,

○	improving efficiency in certain identified financial reporting and control processes,

○	instituting risk-based and continuous internal audit processes,

○	optimal management of the Company’s balance sheet,

○	leadership of the Company’s tax strategy and compliance, and

○	completion of a targeted financing and leasing program.
•	Success in building organizational capacity, which included:
○	upgrading the financial function’s personnel development and recruiting programs and

○	achieving a targeted percentage improvement in the Finance function’s employee engagement scores on the annual global employee survey.
In developing his recommended individual performance ratings for each named executive officer, our Chairman and Chief Executive officer does not follow a formulaic approach, but rather develops each executive’s final recommended rating based upon his subjective evaluation of an executive’s

January 16, 2008
overall performance against the measures for that executive as selected from this broad range of both objective and subjective performance metrics for the year. In reviewing and discussing each executive’s performance and recommended performance rating, our Chairman and Chief Executive Officer and the Committee also subjectively assess the capabilities of each named executive officer in three additional areas, which include each executive’s:
•	Ability to think and act strategically (how the executive uses his business acumen, vision and intellectual rigor in shaping his functions or businesses),

•	Ability to get results (the executive’s drive, change management skills, adaptability and leveraging resources in building his function or businesses), and

•	Ability to demonstrate a strong leadership style (his interpersonal communication skills and professional presence).
As you can see from this more detailed list of the factors considered, each executive is evaluated on numerous individual performance objectives, which vary from executive to executive based on the position. In addition, in establishing the recommended individual performance rating for each named executive officer, the Committee undertakes comprehensive and robust performance discussions using a subjective, rather than a formulaic, approach to setting each ratings.
On page 5 of our Initial Response, we offered several general examples of why we strongly believe that serious competitive harm would result from the disclosure of the specific target levels for the performance objectives that make up the basis for our named executive officers’ individual performance ratings. Here are some expanded thoughts on these risks as they would relate to the named executive officers:
•	The financial goals for each executive’s operating group represent the aggregate impact of a number of subordinate businesses. Disclosing this information for major segments of our business would, as noted in our Initial Response, provide our competitors with specific information about our financial models, economic and market assumptions, potential acquisition strategies, cost structures and the like. Such information would allow our competitors to develop strategies to counter our plans to their own advantage.

•	Disclosing the specific growth goals for each executive would require us to divulge key insights into our expectations and potential challenges for each business segment in such areas as end market growth, innovation and product development initiatives, our expected focal points for sources of new revenue (new products, regions, service, repair parts and acquisitions) and customers targeted as key growth accounts. Disclosing this type of sensitive information, even on an aggregated basis, would allow our competitors in every business segment to develop pre-emptive plans and programs designed either to mimic our strategy to protect their existing market share or to counter the Company’s tactical efforts.

January 16, 2008
•	Virtually all of the operational excellence goals described above for each of the executives involves aspects of the Company’s proprietary business tools embedded in the Eaton Business System (lean manufacturing, quality processes, supply chain management and logistic systems, distribution and inventory control systems, financial control systems, tax strategy objectives, financing and leasing cost goals, etc.). Disclosure of the specific focal points for operational improvement for each of our business segments would provide our direct competitors with a roadmap to the relative strengths and weaknesses of each segment which could be exploited with our customers and suppliers. Likewise, disclosure of details related to our corporate tax strategies, financing, etc. (found in the goals assigned to our Executive Vice President and Chief Financial and Planning Officer) would provide our competitors and other constituents with insights into the Company’s proprietary strategies in these critical areas that they could use to their advantage by adopting similar plans and by targeting our key staff personnel who are developing and driving such strategies.

•	The types of objectives described for the executives in the section dealing with building organizational capacity, while critical to our overall success, do not readily lend themselves to absolute metrics. Instead, we apply subjective judgment when assessing the executives’ progress toward improved employee engagement, their leadership attributes, support of our ethical business standards, consistent appraisal processes, and focus on attracting, retaining and developing the Company’s talent base. Disclosure of either an executive’s goals in these areas or, indeed, having to subsequently disclose the results of their individual performance reviews related to such matters would only serve to highlight for the competition the relative strengths and weaknesses of our senior executives in these key leadership areas.
Based upon this analysis, the Company continues to believe it has sufficient basis under the standard embodied in Exemption 4 of the Freedom of Information Act to keep the specific annual and multi-year business and leadership target levels for our named executive officers confidential. As noted in our Initial Response in connection with Comment No.4, in future filings, we will continue to identify the types of business unit non-public metrics and leadership criteria that the Committee considers in evaluating and rating overall individual performance. Even though it will not include specific goals or target levels, we believe that this disclosure will provide investors with an expanded view of these performance management factors and processes that will be similar to the details that we have provided to the Staff in this response.
Finally, in the final sentence of Comment No. 1, the Staff ask us to clarify how our earnings per share target differs from the earnings per share growth that has been publicly shared with investors and financial analysts. As noted in our Initial Response in response to Comment No. 3, with respect to the Company’s long-term performance, we publicly share with investors and financial analysts our five-year goals for revenue, operating earnings per share growth (which excludes acquisition integration charges), return on invested capital and free cash flow. On an annual

January 16, 2008
basis and in quarterly updates, we also provide investors and analysts with guidance on our expected operating earnings per share.
We use the same definition of “operating earnings per share” for purposes of measuring performance under both our annual cash incentive plan (the “EIC Plan”) and our long-term (four-year) cash incentive plan (the “ESIP”). Typically, the Committee sets what it considers to be “stretch” financial performance targets for both the EIC Plan and the ESIP.
In the case of the EIC Plan, the Committee typically sets a target payout of 100% of the award opportunity at a performance level that is approximately equal to the consensus operating earnings per share projections for the Company as reported by the approximately 20 sell-side analysts who follow the Company. Target payouts above 100% of the award opportunity would only be payable if our operating earnings per share are well above the market’s consensus expectation. In reviewing the Proxy Statement, it appears that we could have made this information clearer in the discussion of the EIC Plan. In future filings, we will attempt to clarify this matter.
As noted in the final bullet of our response to Comment No. 3 in our Initial Response, on page 20 of the Proxy Statement we have provided a description of how the Committee sets the incentive payout target levels under the ESIP and how these targets relate to the expected median and 75th percentile performance levels for our diversified industrial peer company group. In order to incent higher performance, the operating earnings per share targets for the ESIP would also tend to exceed the pace of the five-year earnings per share growth goals that we publicly disclosed to investors which would generally reflect a more conservative view of economic and market conditions. As disclosed in the Proxy Statement, the Committee typically set these goals such that 100% of the incentive target is paid only if we are at or above the expected median four-year operating earnings per share results for our peer group and to pay at or above 150% of target only if we are at or above the 75th percentile of the expected performance for this same peer group. Short of disclosing our numerical targets, we feel that this disclosure provides investors with an understanding of the stringent goal-setting process (and resulting degree of difficulty) used by the Committee. In preparing future filings, we will revisit this ESIP performance hurdle disclosure to again make sure it is stated as clearly as possible.
As noted in our Initial Response, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in our 2007 proxy statement, that Staff comments or changes to disclosure in responses to comments do not foreclose the Commission from taking any action with respect to our 2007 proxy statement, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States. If you have any questions regarding these matters, please do not hesitate to contact the undersigned.
Sincerely,
/s/ David M. O’Loughlin
David M. O’Loughlin
Counsel — Corporate
Telephone: 216.523.4111
Fax: 216.479.7122
Email: DavidO’Loughlin@eaton.com